UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

ServiceSource International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81763U100
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
116 Radio Circle

Mount Kisco, NY 10549
(914) 239-3117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1( e), 240.13d -l(f) or 240.13d -l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d

-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,880,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,880,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,880,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.07%
14	TYPE OF REPORTING PERSON (See Instructions) IA,00

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,047,612
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,047,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,047,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.22%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,880,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,880,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,880,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.07%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 23, 2019, as subsequently amended on Schedule 13D (as amended thereby and hereby, the "Schedule 13D"), with respect to the Common Stock, par value $0.0001 (the "Common Stock") of ServiceSource International, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 3, 4 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 20,880,609 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $24,366,311. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4. Purpose of Transaction

The Reporting Persons have increased their beneficial ownership of the Issuer's securities because they believe that current prices represent an attractive investment opportunity.  The Reporting Persons have not otherwise changed their plans or intentions toward the Issuer.  Further, the Reporting Persons are supportive of the job the management team has done in turning around the company during a difficult environment and believe that the management team has also helped position the company for potential sustainable future improvements in business fundamentals and market positioning.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof , (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 20,880,609 shares of Common Stock, constituting 21.07% of the shares of Common Stock, based upon 99,112,032 shares of Common Stock outstanding as of February 17, 2022, based on the information set forth in the Annual Report on form 10-K filed by the Issuer on February 23, 2022, and (ii) the Fund may be deemed to be the beneficial owner of 19,047,612 shares of Common Stock, constituting 19.22% of the shares of Common Stock, based upon 99,112,032 shares of Common Stock outstanding as of February 17, 2022, based on the information set forth in the Annual Report on form 10-K filed by the Issuer on February 23, 2022.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 20,880,609 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Common Stock; and have the shared power to dispose or direct the disposition of 20,880,609 shares of Common Stock.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 19,047,612 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 19,047,612 shares of Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer within the last 60 days are set forth in Schedule A.  All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held  by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2022

Dated

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin

Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC
             Its General Partner

/s/ Jonathan Brolin
Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Schedule A
	Transaction	Shares	Price
1/5/2022	BY	9,494	1.0212
1/6/2022	BY	14,508	1.0228
1/7/2022	BY	22,529	1.0337
1/10/2022	BY	8,235	1.0198
1/11/2022	BY	7,697	1.0294
1/12/2022	BY	19,400	1.0500
1/21/2022	BY	6,845	0.9900
1/24/2022	BY	11,200	0.9865
1/26/2022	BY	2,399	1.0000
1/28/2022	BY	75,000	1.0000
1/31/2022	BY	47,141	1.0000
2/2/2022	BY	1,600	1.0000
2/10/2022	BY	3,300	1.0000
2/24/2022	BY	148,460	1.2753
2/24/2022	BY	200,000	1.2856